FORM 11-K
                U.S SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

              For the fiscal year ended September 30, 2006
              and short period ended October 3, 2006    OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

                    Commission file number 0-23333

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Timberland Bank 401 (k) Profit Sharing Plan

     B: Name of issuer of securities held pursuant to the plan and the address of its principal executive Office:

                           Timberland Bank
                          624 Simpson Avenue
                      Hoquiam, Washington 98550

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Financial Statements and Exhibits

     (a)  Financial Statements

     The Timberland Bank 401(k) Profit Sharing Plan became effective as of December 4, 1970, and was restated effective October 1, 2000. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of October 3, 2006, September 30, 2006 and 2005 and for the three day period ended October 3, 2006 and for the year ended September 30, 2006.

     (b)  Exhibit 23 Consent of Independent Auditors





                                 Signatures

          The Plan: Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


            ----------------------------------------------------------
            Administrator, Timberland Bank 401 (k) Profit Sharing Plan


               By:  /s/ Dean J. Brydon
                    -------------------------------------
                    Dean J. Brydon                       (name)
                    -------------------------------------
                    Chief Financial Officer              (title)
                    -------------------------------------
                    Timberland Bank                      (bank)
                    -------------------------------------

Date:  March 29, 2007

                                      2

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Timberland Bank 401(k) Profit Sharing Plan

Financial Report
October 3, 2006

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                                                           Timberland

                                                                 Bank

                                                               401(k)

                                                               Profit

                                                              Sharing

                                                                 Plan



                                                            Financial

                                                               Report


                                                            October 3

                                                                 2006

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Contents
-----------------------------------------------------------------------------


Report of Independent Registered Public Accounting Firm. . . . . . . . .  1


Financial Statements

Statements of Net Assets Available for Benefits. . . . . . . . . . . . .  2

Statements of Changes in Net Assets Available for Benefits. . . . . . . .  3

Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . 4-7


Supplemental Schedules

Schedule of Assets (Held at End of Year) . . . . . . . . . . . . . . . .  8

Schedule of Delinquent Contributions . . . . . . . . . . . . . . . . . .  9

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            Report of Independent Registered Public Accounting Firm

To the Audit Committee
Timberland Bank 401(k) Profit Sharing Plan
Hoquiam, Washington

We have audited the accompanying statements of net assets available for benefits of Timberland Bank 401(k) Profit Sharing Plan (the Plan) as of October 3, 2006 and September 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the period ended October 3, 2006 and for the year ended September 30, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of October 3, 2006 and September 30, 2006 and 2005, and the changes in its net assets available for benefits for the period ended October 3, 2006 and for the year ended September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of September 30, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As discussed in Note 6 to the financial statements, the Board of Directors of Timberland Bank, the Plan's sponsor, voted on September 26, 2006, to merge the Plan into the Timberland Bank Employee Stock Ownership Plan effective October 1, 2006. All plan assets were transferred to Timberland Bank Employee Stock Ownership and 401(k) Plan on October 3, 2006.


/s/McGladrey & Pullen, LLP

Tacoma, Washington
March 16, 2007

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                                                            Financial

                                                           Statements

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Statements of Net Assets Available for Benefits
------------------------------------------------------------------------------

Timberland Bank 401(k) Profit Sharing Plan
October 3, 2006, September 30, 2006 and 2005


                                      October 3,   September 30, September 30,
                                      2006         2006          2005

Assets
  Investments (participant-directed) $       - -  $ 10,533,494   $ 6,882,117
  Employer contributions receivable          - -           - -       640,660
  Employee receivable                        - -           - -           305
  Cash                                       - -        12,814        10,696
  Accrued income                             - -         2,927         1,667
  Total assets                               - -    10,549,235     7,535,445

Liabilities                                  - -           - -           - -

  Net assets available for benefits $        - -  $ 10,549,235   $ 7,535,445


See notes to financial statements.

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Statement of Changes in Net Assets Available for Benefits
------------------------------------------------------------------------------

Timberland Bank 401(k) Profit Sharing Plan
Period Ended October 3, 2006 and
Year Ended September 30, 2006

                                               October 3,    September 30,
                                               2006          2006
Additions to Net Assets
  Investment income:
    Net appreciation (depreciation) in fair
      value of investments                     ($15,276)    $  2,292,733
    Dividends                                       - -          147,403
  Total investment income (loss)                (15,276)       2,440,136

  Contributions:
    Employer                                        - -          558,417
    Participant                                     - -          426,691
  Total contributions                               - -          985,108

  Total additions                               (15,276)       3,425,244

Deductions from Net Assets
  Benefits paid                                     - -          380,146
  Administrative expenses                         2,661           31,308
    Total deductions                              2,661          411,454

  Net increase (decrease) before transfer
    of assets to other qualified plan           (17,937)       3,013,790

Transfer to Timberland Bank Employee
    Stock Ownership and 401(k) Plan            10,531,298              - -

Net increase (decrease)                     (10,549,235)       3,013,790

Net Assets Available for Benefits
  Beginning of period                        10,549,235        7,535,445

  End of period                             $       - -     $ 10,549,235

See notes to financial statements.

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Notes to Financial Statements
------------------------------------------------------------------------------

Timberland Bank 401(k) Profit Sharing Plan
October 3, 2006, September 30, 2006 and 2005


Note 1 - Plan Description

The following description of Timberland Bank 401(k) Profit Sharing Plan (the
Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of Timberland Bank (the Company) who have one year of service and are 21 years of age or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the wholly owned subsidiary of Timberland Bancorp, Inc.

These financial statements include the year ended September 30, 2006 and the three day period ended October 3, 2006. The Plan elected to defer the filing of its financial statements with its Form 5500 for the short year ended October 3, 2006, as permitted by 29 CFR 2520.104-50, since the following Plan year ended September 30, 2007 is a short year of seven months or less. Accordingly, the Plan has included statements of net assets as of October 3, 2006 and September 30, 2006 and 2005, along with statements of changes in net assets for the period ended October 3, 2006 and year ended September 30, 2006, as required by DOL regulations when such election is made.


Contributions and Participant Investment Options

The Plan participants may contribute up to the maximum of pretax annual compensation as set by law. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes an annual safe harbor contribution of 3 percent of eligible compensation, with additional amounts contributed at the option of its board of directors. For the year ended September 30, 2006, the board of directors authorized a 5 percent profit sharing contribution of total eligible participant compensation in addition to the safe harbor contribution.

Participants must direct their salary deferral contributions and their allocated shares of the safe harbor contribution and the employer contribution, if any, into a variety of investment choices, as made available and determined by the Plan administrator, which are more fully described in the Plan's literature.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of: (a) the Company's contributions, (b) Plan earnings, and
(c) the forfeitures of terminated participants' nonvested accounts, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(continued)

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Notes to Financial Statements
------------------------------------------------------------------------------

Timberland Bank 401(k) Profit Sharing Plan
October 3, 2006, September 30, 2006 and 2005

Note 1 - Plan Description (concluded)


Vesting

Participants are immediately vested in all deferral, rollover and safe harbor contributions, plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of accounts, plus earnings thereon, is based on years of credited service. Participants are fully vested after six years of credited service. A participant's accrued benefit derived from employer contributions is also 100% nonforfeitable upon attaining the age of 62, or if the participant's separation from service is a result of death or disability.

Payment of Benefits

On termination of service, a participant with an accrued benefit of $1,000 or less will receive a lump-sum amount equal to the value of the vested interest in their account. A terminated participant with accrued benefits over $1,000, but less than or equal to $5,000, who does not take a distribution after termination, may have their accrued benefit directly transferred to an Individual Retirement Account (IRA). The distribution date will be the earliest administratively feasible date for participants who attain normal retirement at the age of 62 or early retirement at the age of 55 with 10 years of service. Distributions for participants who do not meet these requirements will be made as soon as administratively feasible in the Plan year following separation of service. A Participant with an accrued benefit in excess of $5,000 may leave the funds in the Plan or elect to receive a lump sum distribution equal to the value of the vested interest in his or her accounts.


Forfeited Accounts

Forfeited balances of terminated participant nonvested accounts are treated as discretionary contributions for the Plan year in which the forfeitures occur. Forfeitures allocated for the year ended September 30, 2006, totaled $22,012. There are no unallocated forfeitures as of September 30, 2006 or October 3, 2006.


Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

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Notes to Financial Statements
------------------------------------------------------------------------------

Timberland Bank 401(k) Profit Sharing Plan
October 3, 2006, September 30, 2006 and 2005


Note 2 - Summary of Accounting Policies (concluded)

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value common stock and mutual funds. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on the trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.


Note 3 - Investments

The following presents, separately, identified investments that represent 5% or more of the Plan's net assets at September 30:

                                                    2006         2005

Timberland Bancorp, Inc. Common Stock               $6,148,292   $3,810,338

Mutual Funds
  First American Prime Obligations Fund              1,244,773      632,186
  First American Strategy Growth Allocation Fund       856,669      675,099
  First American Small Cap Growth Fund                 887,457      669,160
  First American Strategy Aggressive Allocation Fund   789,896      586,755
  First American Equity Index Fund                     606,407      508,579

                                                   $10,533,494   $6,882,117

During the period ended October 3, 2006 and the year ended September 30, 2006 the Plan's investments, including gains and losses on investments bought and sold, as well as held during each period, depreciated in value by $15,276 and appreciated in value by $2,292,733 respectively as follows:

                                                   October 3,    September 30,
                                                   2006          2006

Mutual funds                                          ($15,276)  $  318,829
Common stock                                               - -    1,973,904

  Net appreciation (depreciation) in fair
    value of investments                              ($15,276)  $2,292,733

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Notes to Financial Statements
------------------------------------------------------------------------------

Timberland Bank 401(k) Profit Sharing Plan
October 3, 2006, September 30, 2006 and 2005


Note 4 - Tax Status/Non-Standardized Prototype Plan

Effective October 1, 1997, the Plan adopted a nonstandardized form of a prototype plan sponsored by Qualified Plan Consultants. The prototype plan received an opinion letter dated April 8, 2002, from the Internal Revenue Service, which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended subsequent to receiving the opinion letter. However, the Plan administrator believes the Plan is designed and operated in compliance with applicable provisions of the Internal Revenue Code.


Note 5 - Administration of Plan Assets

Certain Plan investments are shares of mutual funds managed by US Bank. US Bank is the trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services totaled $31,308 for the year ended September 30, 2006 and $2,661 for the period ended October 3, 2006.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officers or employees receive compensation from the Plan. Other administrative and management fees of the Plan are paid directly by the Company.


Note 6 - Plan Merger

Effective October 1, 2006, Timberland Bank 401(k) and Profit Sharing Plan and Timberland Bank Employee Stock Ownership Plan were merged with the surviving
plan being the Timberland Bank Employee Stock Ownership Plan.   The surviving
plan's name was changed to the Timberland Bank Employee Stock Ownership and 401(k) Profit Sharing Plan (KSOP). All plan assets were transferred to Timberland Bank Employee Stock Ownership and 401(k) Plan on October 3, 2006. The KSOP is administered by Pentegra Retirement Services, and the trustee for the plan is HomeFederal Bank.

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                                                         Supplemental

                                                            Schedules

Schedule of Assets (Held at End of Year)
------------------------------------------------------------------------------


Timberland Bank 401(k) Profit Sharing Plan
September 30, 2006


EIN:  91-0260220
Plan Number:  001


    (a) and (b)          (c)                                   (d)   (e)
    Identity of Issue,   Description of Investment, Including  Cost  Current
    Borrower, Lessor     Maturity Date, Rate of Interest,             Value
    or Similar Party     Collateral, Par or Maturity Value
                         (pv or mv)


**  Timberland
      Bancorp, Inc.      Common Stock, $0.01 par value          *  $ 6,148,292

**  US Bank              First American Prime Obligations Fund  *    1,244,773

**  US Bank              First American Small Cap Growth Fund   *      887,457

**  US Bank              First American Strategy Growth
                         Allocation Fund                        *      856,669

**  US Bank              First American Strategy Aggressive
                         Allocation Fund                        *      789,896

**  US Bank              First American Equity Index Fund       *      606,407


                                                                   $10,533,494

  *   Historical cost not required for participant-directed accounts.

  **  Represents a party-in-interest.

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Schedule of Delinquent Participant Contributions
------------------------------------------------------------------------------


Timberland Bank 401(k) Profit Sharing Plan
September 30, 2006


EIN:  91-0260220
Plan Number:  001



                                                            Total that
                                             Participant    Constitutes
                                             Contributions  Non-exempt
                                             Transferred    Prohibited
                                             Late to Plan   Transactions



2005 Form 5500 Schedule H, Lina 4A           $     - -      $     - -
2004 Form 5500 Schedule H, Line 4A           $  33,715      $  33,715

Certain participant contributions were not remitted timely during the year ended September 30, 2005. Form 5330 will be filed and applicable excise taxes will be paid by the Plan Sponsor in 2007. Lost earnings will also be remitted to KSOP Plan in 2007.
                                  9

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                    [McGladrey & Pullen, LLP Letterhead]

         CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-116163, filed June 4, 2004) of Timberland Bancorp, Inc. of our report dated March 16, 2007, appearing in this Annual Report on Form 11-K of Timberland Bank 401(k) Profit Sharing Plan for the period ended October 3, 2006 and for the year ended September 30, 2006.


/s/McGladrey & Pullen, LLP

McGladrey & Pullen, LLP
Tacoma, Washington
March 30, 2007

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